# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAMP4 THERAPEUTICS CORP, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE KENDALL SQUARE, BUILDING 1400 WEST, 3RD FLOOR, CAMBRIDGE, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001274173

## Reporting persons
- JANUS HENDERSON GROUP PLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 6,307,636; sole dispositive power 0; shared dispositive power 6,307,636; aggregate amount beneficially owned 6,307,636 (12.2% of the class)

## Item 1. Issuer
Name of issuer: CAMP4 THERAPEUTICS CORP
Address of issuer's principal executive offices:
ONE KENDALL SQUARE, BUILDING 1400 WEST, 3RD FLOOR
CAMBRIDGE, MA 02139

## Item 2. Person Filing
Name of person filing: Janus Henderson Group plc
Address of principal business office or, if none, residence:
201 Bishopsgate
EC2M 3AE, United Kingdom
Citizenship: Y9

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: JHIUS may be deemed to be the beneficial owner of 6,307,636 shares, as well as an additional 1,241,382 pre-funded warrants which cannot be exercised to the extent they result in ownership in excess of 9.99%.
Percent of class: 12.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6307636
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6307636

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The interest of one person, Janus Henderson Enterprise Fund, an investment company registered under the Investment Company Act of 1940, in ICU Medical Common Stock amounted to 1,230,753 shares or 5.0%

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exihibit 99

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney Exhibit 99: Item 7

## Signatures
- JANUS HENDERSON GROUP PLC: Kristin Mariani, Head of North America Compliance, CCO (01/08/2026)